Filed by Omnichannel Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Omnichannel Acquisition Corp.

Commission File No.: 001-39726

Date: July 29, 2021

r/SPACs Posted by u/canadian2020 AMA Coordinator 3 days ago

AMA#11 - Kin Insurance ($OCA) with Sean Harper and Matt Higgins 7/28/2021 - 6 pm Eastern

Discussion

Recording of Zoom Webinar 7/28/2021

https://us02web.zoom.us/rec/share/Q2US9RiXLiCcFHa_hVABdOGaHoEVbqkX_eMNNgWohk7hAAOivGJxhceG6wxJsSo_.1ijJEJM-vBqJnUTF?startTime=1627509812000

r/SPACs is hosting Kin Insurance CEO Sean Harper and Matt Higgins CEO of $OCA

Some of you may know Matt through his appearance on Shark Tank and his various business ventures.

Join us for a lit evening where we get to know about Kin Insurance and ask Sean and Matt some of your questions. Please post your AMA questions on this thread. Sean and Matt will start answering your questions after the Zoom Webinar. Tune in!

Recording of Zoom Webinar 7/28/2021

https://us02web.zoom.us/rec/share/Q2US9RiXLiCcFHa_hVABdOGaHoEVbqkX_eMNNgWohk7hAAOivGJxhceG6wxJsSo_.1ijJEJM-vBqJnUTF?startTime=1627509812000

Part 2: Background information:

https://www.omnichannelcorp.com/

https://www.insurancejournal.com/news/national/2021/05/20/615098.htm

http://investor.kin.com/

22 Comments

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Hardcoreposer7

Patron

Hi Sean and Matt,

Love what Kin is doing to provide much needed insurance with a great customer experience. I've checked out a lot of podcast interviews with Sean and have always come away very impressed. That being said, I have few tough-ish questions if you could help to answer (reflecting the sentiment on SPACs/small-cap right now):

Obviously, SPACs are getting hard hit right now. Notably, there has been more and more redemptions of the cash in the SPAC trust, some getting up to the ~90% level. Is this a concern for you and is there a % of redemptions that would lead the merger to be called off?

I note that the benchmark comparisons on slide 32 use market data as of 6/7/2021. Using that data, it shows that KIN is roughly on parity with MILE and ROOT using 2022 numbers. On 6/7/2021, MILE was at $10.15 and ROOT was at $9.80. However, as of 7/27/2021, MILE is at $7.32 and ROOT is at $7.78. Do you have any thoughts on this updated valuation comparison? For example, do you believe MILE/ROOT are going through a temporary phase of being undervalued and/or does KIN have various desirable attributes that should allow it to command a premium as compared with MILE/ROOT?

Could you help to explain a bit about why there is a large difference between Total Written Premium and Revenue? For the foreseeable future, will KIN continue to have a large difference between Total Written Premium and Revenue?

Thank you for taking the time to do this AMA and hope KIN continues to rock it.

bperryh

Patron

To add to that, cap/doma just announced 85% redemptions. OCA price of 9.85 points to a similar or larger number. Are you prepared for this?

sean_harper

CEO Kin Insurance

It is certainly not my expectation that we will face a large number of redemptions. We have best in class unit economics and growth, priced ourselves at a healthy discount relative to our peers (Hippo and Lemonade) and have just begun to tell our story to investors.

sean_harper

CEO Kin Insurance

There are lots of reasons why Kin is able to generate results that are better than some of our peers, but to a large extent the proof is in the pudding. If you look at the prior slide (slide 31) in our presentation you can see how our unit economics compare to some other insuretechs. Because our unit economics are better we believe each dollar of premium that we generate is worth more than a dollar of premium generated by some of these other insuretechs.

Our retention rate is higher - part of that is because our product, homeowners insurance, is inherently stickier than the products sold by some of our peers. Even amongst legacy insurers you will see homeowners insurance has a lower churn rate than auto insurance and renters insurance.

Renters insurance has a higher churn rate because renters move more often and because in many cases renters insurance is not required by the building owner, and when it is required, ongoing enforcement is imperfect. Homeowners tend to move less frequently and having homeowners insurance is required by mortgage companies. The mortgage company is actually named as an additional insured on the policy and is informed if there are any changes to the policy or it lapses, so they really enforce that the user keep insurance. In many cases the actual billing and payment for the policy is conducted through the mortgage escrow, which also increases retention for homeowners.

Auto insurance also has a higher churn rate, especially among younger, lower credit score drivers that are sometimes referred to in the insurance industry as “nonstandard”. That is one of the reasons that the big auto carriers push hard to get customers to also get the homeowners policy in the cases where the customer owns a home. JD Power wrote in a report recently “Homeowners insurance customers are the single most valuable group of personal lines customers for P&C insurers”.

We also are a direct to consumer company, which leads to

1.	Higher margins
2.	Lower churn
3.	Better risk selection and
4.	We think greater ability to cross sell

than selling through agents, which is the traditional way homeowners insurance is sold and is a major part of our most relevant comparison, Hippo’s, business.

1.	Agents typically make a commission in the ballpark of 15% recurring, and there is a cost to support the agents as well. If you are a company with a gross profit margin expectation of 30% and you sell through agents you are giving up approximately half of your economics to the agent.
2.	Independent agents will often represent as many as 10 different insurance carriers and part of the value proposition of the agent is to periodically re-shop the customers business, and agents are often given promotions where they can make more money by moving a policy to a new carrier than keeping it with the existing carrier. Both of those factors we think creates higher churn rates for insurers selling through the independent agent channel.

3.	Being direct helps us with risk selection because we can use our data advantage to figure out which customers are a good match for our risk preferences and market specifically to them. Carriers that sell through agents don’t have that opportunity because they don’t choose which customers come to them, the agents do.
4.	Often in an agency relationship the right to market to the customer belongs to the agent, not the carrier, which we think makes it harder to cross sell to the customer.

We also have one of the lowest loss ratios from our peer group. Having a high loss ratio can be an issue because it ultimately must be brought into balance either by raising prices (which can increase churn or slow growth) or by accepting reduced gross margins.

Our marketing CAC as a percentage of premium is the lowest among our peers as well.

All of that adds up to Kin having an LTV / CAC ratio that is better than our insuretech peers which we think sets us up well to build the iconic insurance company for the next 100 years.

sean_harper

CEO Kin Insurance

Regarding the delta between Total Written Premium and Revenue --

Typically an insurance carrier’s revenue will be it’s premiums minus any premium that is ceded to reinsurers.

Kin’s business model is a little different and, I think, better. Kin is actually not an insurance company, rather we are the manager of a Reciprocal Exchange, which is an insurance company that is owned by our customers. That reciprocal exchange is called the Kin Interinsurance Network. The exchange itself does not have any operations and outsources everything to Kin, in exchange for a 32% of premiums management fee, which is Kin’s revenue and also Kin’s Gross Profit. There are a few pages in the presentation that explain how the reciprocal works - 35 and 38. The reciprocal exchange is responsible for the cost of paying claims and buying reinsurance, in addition to paying us our fee, so Kin’s revenue is higher margin than a traditional insurance carrier because the reinsurance cost and cost of paying claims do not come out of our revenue.

Going forward you should expect our gross profit to equal our revenue and for them both to be about 32% of Premium. If we had organized with a more traditional insurance structure our revenue would be equal to premium and our gross profit would be whatever is left over after paying reinsurance and claims.

I will give some more context on reciprocal exchanges.

Reciprocal exchanges are a well established business model and some of the largest carriers including Farmers and USAA are actually reciprocal exchanges. People think that Zurich owns Farmers, but actually Zurich owns the Farmers management company and the Farmers customers own the exchange. There is one publicly traded manager of a reciprocal exchange which is Erie Indemnity Company (ERIE) that is an older company but has done quite well. Another reciprocal exchange that was started more recently was PURE, which was backed by Stone Point and KKR and recently exited to Tokio Marine.

The reason why we organized as a reciprocal exchange is because it creates alignment with our customers - when the exchange does well the results are shared back with the customers either through the accumulation of additional capital within the carrier, lower prices, a dividend or some combination. It’s a better, more direct way to share fortunes with our customers than other methods such as a charity giveback.

We also think that it is a better structure for investors because Kin Insurance Inc is not directly exposed to the periodic ups and downs of the weather. Our gross profit is always 32% of premium, so it gives our shareholders a lot of stability and predictability. Of course, we are still *indirectly* exposed to the insurance results of the reciprocal in that our financial results will vary based on the premium the reciprocal is able to write on an ongoing basis, and we take great care to ensure that the reciprocal is being run in a balanced way, with an acceptable loss ratio, so that it can continue to provide stable, credit-worthy insurance to the carrier’s customers. The reciprocal exchange currently carries an A rating.

I also wrote an article on Linkedin on the topic earlier this year - https://www.linkedin.com/pulse/reciprocal-exchanges-best-insurtech-investors-5-reasons-sean-harper/

While Kin investors do not own the reciprocal, the reciprocal does owe Kin money because we provided it with its initial funding in the form of a surplus note, which is kind of like debt, but which the reciprocal can’t pay back without getting regulatory approval first. As a result of that seed funding, the reciprocal’s results must be included in our financial filings as a Variable Interest Entity (VIE). When we file the S4 shortly you will be able to see the results of the reciprocal and the results of Kin broken out from each other as well as consolidated as if they were one entity.

canadian2020 OP

AMA Coordinator

For those folks who sent me the private DM's will be asking those questions live. Also will post recording here.

boomzpwnz

New User

Thank you so much for this AMA! Great insight into Kin =) Keep up the awesome work!!!

Rasputincello

Patron

I saw a few of your ads on YouTube and while they’re good, they’re not as catchy as other insurance ads. How do you plan to advertise your services in the target states for expansion?

Why are you skipping over Kentucky and West Virginia in your expansion to the Midwest?

canadian2020 OP

AMA Coordinator

Curious where you live? I don't see ads around here.

Rasputincello

Patron

I live in Indiana. Had to search on YouTube for the ads.

Also tried to get a quote for my home insurance but they’re not in Indiana yet. I’d like to try being a consumer before being an investor but it’s gonna take some time before they get here.

canadian2020 OP

AMA Coordinator

I am in iowa and they skipped this state as well. For now anyways.

karmalizing Mod

No Ohio either

sean_harper

CEO Kin Insurance

Kin tends to focus on larger states where we have identified a specific market opportunity. Since the homeowners market is so large we can achieve scale without being in every state. I think companies going after more niche lines of business, like renters insurance, have a stronger imperative to get to every state quickly. We also take into account the specific competitive dynamics and legal situation of each state - for example Kentucky has some unusual laws regarding insurance taxes that we find unappealing.

sean_harper

CEO Kin Insurance

In the homeowners insurance market right now there are really two ways for carriers to promote themselves - they can do brand advertising and can sign up more agents. In homeowners insurance 93% of all policies are sold through those local agents who are independent contractors, running their own businesses and selling the insurance products from multiple carriers.

The carriers themselves are not doing the direct response marketing, the referral marketing, etc. -- it’s being done by the agents, who then own the customer relationship. Kin is competing, very effectively, against those agents and acquiring customers for $500 each. That $500 includes the marketing costs, customer service cost and other operations costs, associated with adding that customer, it’s a fully loaded number. So one way to think about Kin’s marketing efficiency is to compare our $500, divided by our average policy size, $1733, divided by the life of the policy implied by our 92% renewal rate and you get 2.3% which compares very favorably against the 17% that selling through agents costs.

We have built ourselves a considerable data advantage which is useful to us in pricing and underwriting, and is ALSO useful to us in marketing. We are bidding on and targeting customers in an automated way with sophisticated models and huge amounts of data. Agents, who are responsible for that part of the value chain in the legacy equation, do not have the technical wherewithal to compete with us in that realm.

I think that, while some of the big insurance companies have funny ads, they lack substance, because those companies have gone so long without a differentiated value proposition or changing their business model.

Ultimately Kin has a higher quality product than our legacy competitors, as evidenced by our stellar online reviews and we stand for something memorable and important - we are the insurance company built for Every New Normal and are better prepared because of our efficient business model and high tech capabilities to respond better to a world that is changing at an ever increasing pace.

Kin will be flexing our creative muscles more in the future and have added considerably to our resources in that area - because they are so strong in this area. That’s actually one of the reasons why we have partnered with Matt, Gary and Omnichannel. We recently added a CMO - Victor Lee - who used to run digital marketing at Hasbro and was the CMO of RxBar. He was somebody Gary pulled from his network because he understands the math and the art of marketing. We will be releasing new content on an ongoing basis and I think you will be impressed by it.

Rasputincello

Patron

Thank you for taking the time to answer my question. Awesome response! I’m understanding your strategy much better and will be patiently waiting until you arrive in Indiana so I can have Kin insurance for my home.

In the meantime I’ll buy a few OCA shares because I really believe you can grow and disrupt this industry. I’m already looking forward to not having my agent calling me every six months with an offer I don’t want.

rektisme

Please post the recording link for those who can't make it during that time. Thanks.

canadian2020 OP

AMA Coordinator

https://us02web.zoom.us/rec/share/Q2US9RiXLiCcFHa_hVABdOGaHoEVbqkX_eMNNgWohk7hAAOivGJxhceG6wxJsSo_.1ijJEJM-vBqJnUTF?startTime=1627509812000

And also posted on top.

jimmyfromskout

New User

Hi Sean and Matt,

I am curious to learn more about your plans to leverage the high-profile investors/advisors involved like Gary V, Rory McIlroy, and Draymond Green.

Could you talk about what role they will play in helping with marketing and promoting (if any) vs acting as more traditional investors/advisors working behind the scenes?

Thanks for doing this AMA. Cool to see you on Reddit Matt!

Lemon_LayerCake

Spacling

Hello Sean and Matt. Thank you for taking time to answer questions.

I am interested in the reciprocal structure of your business. I assume the cash raised through this transaction will go to the balance sheet of the management company and not to the exchange, in which shareholders do not have an ownership interest. How then does the exchange intend to raise the capital required for the rapid expansion you envision? Even for profitable insurance underwriting, there is still a limit to the ratio of annual premium to capital. I don't see retaining 10% of premiums as surplus as able to build enough capital to support the growth rate of >100%/year you are planning over the next few years. Is there another source of capital for the exchange?

Another question. I am rather concerned by a particular line in the Risk Factors section of your investor deck.

This one:

We have material weaknesses in our internal control over financial reporting. If material weaknesses persist or if we otherwise fail to establish and maintain effective internal control over financial reporting, our ability to accurately report our financial results could be adversely affected.

Would you please tell us more about these "material weaknesses" and what you are doing to fix them?